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                                                                   EXHIBIT 6.9.4
                              EMPLOYMENT AGREEMENT

This Agreement is made and entered into as of March 1, 2002 ("Commencement Date") between Digital Descriptor Systems, Inc., a Delaware corporation (the "Company"), and Randolph Hall (the "Employee" or "Executive")

                                    RECITALS

         WHEREAS,

         A. The Company desires to employ the Employee as Vice President of Sales of the Company, or for such other duties as the Board of Directors may determine, and in such capacities Employee shall render valuable services to the Company and will have access to proprietary and confidential information about the Company, and

         B. Employee desires to accept such employment, and,

         C. The Company's Board of Directors has approved and authorized the execution of this Agreement.

         THEREFORE, in consideration of the recitals, mutual covenants and agreements contained in this Agreement, the Company and Employee agree as follows:

         SECTION 1. Employment.

         (a) The Company hereby employs the Employee and the Employee hereby accepts employment with the Company, on the terms and subject to the conditions herein set forth. He shall provide such services and perform such functions as shall be determined from time to time by the Board of Directors of the Company. If elected or appointed, he shall also serve as a director or officer of the Company or its subsidiaries or affiliates, in each case without further compensation. He understands and agrees that he may be required to undertake business travel.

         (b) Employee represents and warrants that his employment under this Agreement, and his compliance with all the terms and provisions of this Agreement, do not and will not (I) violate or conflict with any employment agreement, secrecy, confidentiality or non-compete agreement, or any other agreement or instrument to which he is a party or is otherwise bound or affected, or against, the Company, the shareholders, officers or directors of the Company, or any of the affiliates of any of the above persons (collectively, the "Indemnities") in connections with such employment or such compliance. Employee agrees to indemnify and hold harmless the Company and the other Indemnities from and against any cost, loss or expense (including reasonable attorney's fees as incurred) arising out of or relating to any misrepresentation or breach of warranty or covenant set forth in this Section 1(b).

         SECTION 2. Term.

         The Employee's employment shall begin on the date of this Agreement and shall continue, unless sooner terminated, until February 28, 2005 (the "Employment Term"), and shall be in force so long as the Company remains in good standing under the laws, regulations and
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rules to which it may be subject during the Agreement" term. The Employee"
reassignment from Vice President of sales to such other capacity as the Board of Directors may determine shall not alter the term or any other provision of this Agreement. This Agreement shall terminate on the earlier to occur of February 28, 2005 or the date the Employee resigns or has his employment terminated. The provisions contained in Sections 1(b), 7, 8 and 9, and those provisions necessary to interpret such Sections, shall survive termination of this Agreement.

         SECTION 3. Compensation.

         (a) As full compensation for the performance of his services, the Company shall pay the Employee an annual base salary (such annual base salary, as it may be adjusted from time to time by the Board of Directors, the "Base Salary") of Seventy Three Thousand Five Hundred Dollars ($73,500.00) which shall be paid to the Employee in approximately equal weekly installments beginning following the Commencement Date and ending on the sooner of the Employee's termination or the last day of the Employment Term. The amount of the Base Salary is subject to review by the Board of Directors in September, 2002 and every September thereafter, and may be adjusted by the Company following such review, or at any other time, in the sole discretion of the Board of Directors; provided, that the amount of the Base Salary may not be decreased below the amount of the initial Base Salary. To the extent required by applicable law, the Company shall withhold from any payments under this Agreement any applicable federal, state, local or other taxes or amounts.

         The Employee shall participate in the Annual Management Bonus Plan. As a participant in the Annual Management Bonus Plan, the Employee will be eligible to receive bonuses in any amount fro 0% to 100% of the Base Salary, payable in March based on the Employee's performance for the immediately preceding calendar year, and the Company's performance.

         (b) The Employee shall participate in the Management Equity Incentive Plan. As a participant in the Management Equity Incentive Plan, the Employee will be eligible to receive options, which shall vest over a period of time from the date of each option's issue, to purchase common shares of the Company. The Company may grant to the employee, following the first anniversary of the date hereof and at the sole discretion of the Board of Directors, options to purchase common shares of the Company (subject to the vesting and the satisfaction of the other terms and conditions of such options).

         (c) The Employee shall be entitled to 25 vacation days per year at such times as may be mutually agreed with the Board of Directors. In all other aspects, the Employee's benefits including medical insurance, disability insurance, life insurance, retirement and other benefits and perquisites generally available to all senior managers of like businesses will be in accordance with Company policy in effect from time to time but in any event not less favorable to the Employee than benefits provided to any other employee of the Company. The Employee shall also receive a standard relocation benefit package that provides reimbursement to the Employee, against submission to the Company of receipts therefor, of up to $25,000 of specified moving and relocation expenses (including broker's fees) incurred by the Employee as a result of the relocation of his principal residence nearer to the offices of the Company.
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         (d) The employee shall be entitled to a monthly car allowance of Three
Hundred Dollars ($300) along with related car expenses and payment of a car loan not to exceed Eight Hundred Dollars ($800.00) per month.

         (e) The compensation to be paid under this Agreement shall be an unsecured obligation of the Company, and not any of its subsidiaries, parents or affiliates, and creates no security interest in any present or future assets of the Company or its subsidiaries, parents or affiliates.

         SECTION 4. Exclusivity.

         The Employee shall devote substantially all of his time and energy to the business of the Company, shall faithfully serve the Company, shall in all respects conform to and comply with any directions or duties reasonably given to him by the Board of Directors, shall use his best efforts to promote and serve the interests of the Company and shall not engage in any other business activity, whether or not such activity shall be engaged in for pecuniary profit, except that the Employee may participate in the activities of professional trade organizations and government sponsored programs related to the business of the Company. Notwithstanding the above, Employee may be permitted to serve as a director or trustee of other organizations with the Board's approval which may be granted if it can be reasonably demonstrated that such service does not interfere with the effective performance of Employee's duties under this Agreement.

         SECTION 5. Reimbursement for Expenses.

         The Employee is authorized to incur reasonable expenses in the discharge of his services, including expenses for travel, lodging and similar items. The Company shall reimburse the Employee for all such proper expenses upon his presentation of itemized accounts.

         SECTION 6. Termination.

         The employment of the Employee shall terminate upon the first to occur of:

         (a) his death or Disability(defined below);

         (b) his discharge by the Company for Just Cause (defined below); provided, that the Employee shall have received written notice from the Company of the event giving rise to the Employee's discharge by the Company for Just Cause at least 7 business days prior to the effective date of such discharge during which period the Employee shall have the opportunity to correct the breach giving rise to such just cause termination; provided, that such breach shall not involve fraud or moral turpitude; or

         (c) his discharge by the Company other than for Just Cause (defined below).

         For the purposes of this Agreement "Disability" shall mean the Employee's inability to perform the duties required of him as reasonably determined by the Board of Directors following a review of satisfactory medical advice to the Board about Employee's physical or mental condition, because of illness, incapacity, or physical or mental disability for a consecutive period
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of 60 days or an aggregate period of 90 days during any 12-month period during the term of this Agreement;

         For the purposes of this Agreement "Just Cause" shall mean: (i.) the Employee's failure, neglect or refusal to follow a lawful written order of the Board of Directors or to perform his duties under this Agreement; (ii) any willful or intentional act of the Employee that has the effect of injuring the reputation or business of the Company or its affiliates in any material respect;
(iii) any continued absence from the Company unless such absence is (A) approved or excused by the Board of Directors or (B) is the result of the Employee's illness, disability or incapacity (in which event the provisions of Section 6(a) hereof shall control) or a personal or family emergency; (iv) repeated impairment of the Employee due to drunkenness; (v) conviction of the Employee for the commission of a felony or a crime involving moral turpitude; (vi) a material reach of the provisions of this Agreement; (vii) the commission by the Employee of an act of fraud or embezzlement against the Company or breach of fiduciary duty to the Company involving personal profit; or (viii)the illegal use or possession of drugs.


         SECTION 7. Right to Purchase and Right of First Refusal to Purchase Employee's Shares; Severance Pay.

         If the Employee's employment is terminated pursuant to Section 6(b), or if the Employee resigns without Good Reason (defined below), the Employee shall not receive any further compensation from the Company and Company shall have the right to purchase, or if such right is not exercised and subsequently the Employee offers to sell his shares to a third party the right of first refusal to purchase, all shares, if any, of the Company's stock held by the Employee at a price equal to the market price as published on the date of termination or the acquisition cost, whichever is higher. If the Employee's employment under this Agreement is terminated pursuant to Section 6(a) or 6(c), or if the Employee resigns with Good Reason (defined below), the Company shall pay Employee his base salary and benefits ("Severance Pay") for the greater of (the "Severance Pay Period")(i) one year from the date of termination or resignation and (ii) the remaining term of this Agreement, and shall have the right to purchase, or if such right is not exercised and subsequently the Employee offers to sell his shares to a third party the right of first refusal to purchase, all Employee's shares, if any, of the Company's stock held by the Employee or his estate at a price equal to the market value of such shares as published. The Severance Pay shall be payable by the Company in equal weekly installments. The Company shall pay for any purchase of the Employee's shares under this Section 7 immediately upon the transfer of title of the certificates.

         For the purposes of this Agreement a resignation by the Employee with Good Reason shall mean a resignation by the Employee of his employment hereunder following a Substantial breach (as hereinafter defined) and such Substantial Breach shall have not been corrected by the Company within 30 days of receipt by the Board of Directors of written notice from the Employee of the occurrence of such Substantial Breach, which notice shall specifically set forth the nature of the Substantial Breach which is the reason for such resignation and identify such occurrence as a "Substantial Breach" under this Agreement. The term "Substantial Breach" means any material breach by the Company of its obligations hereunder consisting of (i.) any material breach of the terms of Section 3 above; (ii) a material reduction in the Employee's title or responsibilities; or
(iii) the failure of any successor to all or substantially all of the business and/or assets of the company to assume this Agreement; provided, however, that the term "Substantial Breach" shall not include a termination of the employee's employment pursuant to
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Section 6(a) or (b) above. The Employee's resignation without Good Reason shall not end the parties' respective continuing rights and responsibilities under this Agreement including but not limited to those enumerated in Sections 8, 9, 10, 12 and 15. Notwithstanding anything contained in this Agreement to the contrary, the terms and provisions of this Section 7 shall not apply to any shares of capital stock issued by the Company to the Employee in consideration for the Employee's sale to the Company of shares of capital stock of Digital Descriptor Systems, Inc.

         SECTION 8. Change of Control

         (a) If a "Change of Control", as defined hereafter, occurs or executive receives written notice from the Chairman of the Board of Directors of the Company that a Change of Control will occur, the executive shall have the right to terminate this Agreement, by giving written notice to the Chairman of the Board of Directors of the Company within thirty days of the Change of Control or receipt of the notice that a Change in Control will occur; but in the case of notice of a Change of Control that will occur, any election by the executive to terminate this Agreement shall be effective only if such Change of Control actually occurs. If executive elects to terminate this Agreement under this provision, he shall be entitled to be paid at the effective date of the termination of this Agreement, compensation through the date of termination.

         (b) For the purposes of the Agreement, the definition of Change of Control shall mean any sale, assignment, transfer or other disposition, in one or more installments, during the term of this Agreement of more than 50% of the outstanding common stock of the Company, other than in bona fide offerings of its shares to the public by the Company or any substantial shareholder, the result of which would be the transfer, in the aggregate, of over 50, % of the outstanding common stock. Any sale, assignment, transfer or other disposition, in one or more installments, of more than 50% of the ownership interest in any entity which owns stock in the Company or an ownership interest in an entity which owns stock in the Company; shall be deemed to be a transfer of such stock or ownership interest, as the case may be. Notwithstanding the above, any sale, assignment, transfer of other disposition by a person of Stock in the Company or an ownership interest in an entity to and among the members of his immediate family or trusts for the benefit of members of his immediate family, whether during his life or upon his death, shall not be deemed to be a transfer of such stock or ownership interest for the purposes of the Agreement. The Company shall give prompt written notice to the executive of any Change of Control during the term of this Agreement.

         SECTION 9. Secrecy, Non-Competition, Invention Rights.

         (a) No Competing Employment. The Employee acknowledges that (i.) the agreements and covenants contained in this Section 8 are essential to protect the value of the Company's business and assets and (ii)by virtue of his employment with the Company, he has obtained and will obtain such knowledge, contacts, training and experience and there is a substantial probability that such knowledge, contacts, training and experience could be used to the substantial advantage of a competitor of the Company and to the Company's substantial detriment. Therefore, the Employee agrees that, for the period commencing on the date of this Agreement and ending on the first anniversary of the termination of employment hereunder for any reason, the Employee shall not participate or engage, directly or indirectly, for himself or on
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behalf of or in conjunction with any person, partnership, corporation or other entity, whether as an employee, independent contractor, agent, officer, director, shareholder, partner, joint venturer, investor or otherwise, in any business that for profit shall include the ownership and/or operation of or providing of consulting or advisory services to any business enterprise engaged in the provision of digitized imaging in the criminal justice field (a "Competitive Facility").

         (b) Nondisclosure of Confidential Information. The Employee acknowledges that (i.) the agreements and covenants contained in this Agreement are essential to protect the value of the Company's business and assets and (ii) by virtue of his employment with the Company, he has obtained and will obtain knowledge, contacts, training and experience and there is a substantial probability that such knowledge contacts, training and experience and there is a substantial advantage of a competitor of the Company and to the Company's substantial detriment. Therefore, the Employee agrees that, the Employee shall not disclose directly or indirectly to any person or entity not affiliated with the Company or use, without prior written consent from the Company either during the Employment Term or at ant time thereafter, any Confidential Information (as defined in the next sentence) except pursuant to and consistent with the order of any court, legislative body or regulatory agency; provided, that the Employee has given notice to the Company immediately after learning of such order. The term "Confidential Information" shall mean information not in the public domain or generally know in the industry, in any form (i.)concerning or relating to the Company's operations and/or proprietary computer programs and software products including but not limited to systems whether provided by or licensed from a third party; (ii) acquired by the Employee while employed by the Company or
(iii)acquired following the Employment Term directly or indirectly, from any person or entity owing a duty of confidentiality to the Company or any of its affiliates, including but not limited to information regarding, trade secrets, manuals or materials, technical information, contracts, systems, procedures, mailing lists, know-how, financial or other data (including the revenues, costs or profits associated with any of the Company's services), business plans, and other financial statements, computer programs, source codes, software systems, database, discs and printouts, software design specifications, plans (business, technical or otherwise), customer and industry lists, correspondence, internal reports, personnel files, sales and advertising material, telephone numbers, names, addresses or any other compilations of information, written or unwritten, which is or was used in the business or formation of the Company or its affiliates.

         The Employee agrees and acknowledges that all Confidential Information in any form, and copies and extracts thereof, are and shall remain the sole and exclusive property of the Company, and upon termination of his employment with the Company, he shall return to the Company the originals and all copies of any such information provided to or acquired by the Employee in connection with the performance of his duties for the Company, and shall return to the Company all files, correspondence and/or other communications received, maintained and/or originated by him during the course of his employment.

         (c) No Interference. The Employee shall not, whether for his own account or for the account of any other individual, partnership, firm, corporation or other business organization (other than the Company), directly or indirectly solicit, endeavor to entice away form the Company or its affiliates, or otherwise directly interfere with the relationship of the Company and its affiliates with any person who is employed by or otherwise engaged to perform services for the Company or its affiliates or who is, or was within the then most recent twelve-month
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period, a client, joint venturer or prospective client or joint venturer of the
Company, or any of its affiliates.

         (d) Inventions. By this Agreement, the Employee sells, transfers and assigns to the Company, or to any person or entity designated by the Company, all of the right, title and interest of the Employee in and to all inventions, sales approaches or materials, software, ideas, training materials, disclosures and improvements, whether patented or unpatented, copyrightable material, or materials or services subject to trademark or service mark registration, made or conceived by the Employee solely or jointly, in whole or in part, during or in preparation for his employment by the Company which are not generally known to the public or the industry or recognized as standard practice, processes or devices which may be sold, leased, used or under construction or development by the Company and (ii) arise (wholly or partly) from the efforts of the Employee during his employment with the Company (an "Invention"). The Employee shall communicate promptly and disclose to the Company, in such form as the Company requests, all information, details and data pertaining to nay such Invention. Any invention by the Employee within six (6) months following the termination of his employment hereunder shall be deemed to fall within the provisions of this
Section 8(d) unless the Employee bears the burden of proof of showing that the invention was first conceived and made following such termination.

         SECTION 10. Injunctive Relief.

         Without intending to limit the remedies available to the Company, the Employee acknowledges that a breach of any of the covenants contained in Section 8 hereof may result in material irreparable injury to the Company or its affiliates for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach of threat thereof, the Company shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction, without the necessity of proving irreparable harm or injury as a result of such breach are threatened breach of Section 8 hereof, restraining the Employee from engaging in activities prohibited by Section 8 hereof or such other relief as may be required specifically to enforce any of the covenants in Section 8. In an action commenced by the Company for relief under this Section 9, the Employee agrees to submit to the jurisdiction of any state or federal court of record in the State of Pennsylvania or in the state and county in which such violation may occur, or in any other court, at the election of the Company.

         SECTION 11. Successors; Binding Agreement.

         Neither this Agreement, or any rights or benefits hereunder, may be assigned, delegated, transferred, pledged or hypothecated without the written consent of both parties hereto, and any such assignment, delegation, transfer, pledge or hypothecation shall be null and void; provided, that the Company may assign or transfer this Agreement to any entity into which the Company merges, or to any entity created by the consolidation of the Company or to any entity that acquires all or substantially all of the assets of the Company; provided, that such entity expressly assumes all of the rights and obligations of the Company hereunder.

         SECTION 12. Waiver and Modification.

         Any waiver, alteration or modification of any of the terms of this Agreement shall be valid only if made in writing and signed by the parties hereto; provided, however, that any such
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waiver, alteration or modification is consented to on the Company's behalf by a member of the Board of Directors other than the Employee. No waiver by either of the parties hereto of their rights hereunder shall be deemed to constitute a waiver with respect to any subsequent occurrences o transactions hereunder unless such waiver specifically states that it is to be construed as a continuing waiver.

         SECTION 13. Severability and Governing Law.

         The Employee acknowledges and agrees that the covenants set forth in
Section 8 hereof are reasonable and valid in temporal scope and in all other respects. If any of such covenants or such other provisions of this Agreement are found to be invalid or unenforceable by a final determination of a court of competent jurisdiction (a) the remaining terms and provisions hereof shall be unimpaired and (b) the invalid or unenforceable term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF PENNSYLVANIA, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.

         SECTION 14. Notices

         All approvals, consents, notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given upon delivery, if delivered in person, or on the third business day after mailing, if mailed, by registered or certified mail, postage prepaid, return receipt requested, addressed in the case of the Company, to Digital Descriptor Systems Inc, 446 Lincoln Highway, Fairless Hills, Pennsylvania 19030 or, in each case, to such other address as may be designated to the other parties from time to time as provided above.

         SECTION 15. Captions and Section Headings.

         Captions and section headings herein are for convenience only, are not a part hereof and shall not be used in construing this Agreement.

         SECTION 16. Arbitration of Disputes.

         Subject only to the provisions of Section 9 above relating to injunctive relief, any and all disputes, controversies and claims arising out of or relating to this Agreement or its performance shall be settled and determined by arbitration Pennsylvania (or the city of the Company's headquarters at the election of the Company) before one (1) arbitrator pursuant to the Commercial Rules then obtaining of the American Arbitration Association. The parties agree that the arbitrators shall give effect to applicable statutes of limitation in determining any claim and that they shall have the power to award damages, preliminary or permanent injunctive relief and reasonable attorney's fees and expenses to any party in such arbitration. The arbitration award shall be final and binding upon the parties and judgement on such an award may be entered in any court having competent jurisdiction.
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         SECTION 17. Entire Agreement

         This Agreement constitutes the entire understanding and agreement of the parties hereto regarding the employment of the Employee.

         SECTION 18. Counterparts.

         This Agreement may be executed in counterparts, each of which shall be deemed and original, but all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

For the Company:                              Employee:



--------------------------                    ----------------------------
 Co-Chairman & CEO                            Randolph Hall